UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

June 21, 2013

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
(Code Number: 8411 TSE • OSE 1st Sec.)

Company Name:	Mizuho Bank, Ltd.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	1-1-5 Uchisaiwaicho
Chiyoda-ku, Tokyo

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Authorization Obtained for Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. and for

Change in Trade Name of Mizuho Corporate Bank, Ltd.

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) announced on February 26, 2013, in the release titled “Signing of Merger Agreement between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., Change in Trade Name of Mizuho Corporate Bank, Ltd. and Determination of Representative Director after Merger,” that MHBK and MHCB determined that they will, on the condition that, among other things, authorization or permission is obtained from the relevant authorities in Japan, conduct a merger (the “Merger”), with effect on July 1, 2013 (the “Scheduled Date of the Merger”), whereby MHCB will be the surviving company in an absorption-type merger, and that MHBK and MHCB have signed a merger agreement, and additionally, that MHCB has determined to change its trade name on the condition that the Merger takes effect. Today, MHFG, MHBK and MHCB hereby announce that each of MHBK and MHCB has obtained authorization for the Merger pursuant to Article 30, Paragraph 1 of the Banking Law and MHCB has obtained authorization for the change in its trade name pursuant to Article 6, Paragraph 3 of the said law, respectively, from the Financial Services Agency of Japan.

Outline of New Bank after the Merger

Trade Name	Mizuho Bank, Ltd. (The trade name of MHCB, which is the surviving company in the absorption-type merger, is scheduled to be changed on the Scheduled Date of the Merger.)
Location

3-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(Location of the head office of the current MHCB) After the completion of the “Otemachi 1-6 Project” Building (tentative name), located at 6, Otemachi 1-chome, Chiyoda-ku, Tokyo, which is now under construction and is scheduled to be completed after the Scheduled Date of the Merger, the location of the head office will be moved to the location of the new building.

Representative	Yasuhiro Sato, President & CEO (representative director) (scheduled)
Purpose of Business	Bank business
Capital	¥1,404,065 million (Upon the Merger, neither the capital nor reserve will be increased.) (scheduled)

[End of Document]

Contact Information Regarding This Matter

Mizuho Financial Group, Inc.

Corporate Communications, Public Relations Office

Tel: 03-5224-2026